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[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 1, 2007

VIA EDGAR TRANSMISSION
AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549-0406
Attn: Peggy Fisher
         Eduardo Aleman

    Re:
    Bausch & Lomb Incorporated
    Preliminary Proxy Statement on Schedule 14A
    Filed July 10, 2007
    File No. 1-04105

Dear Ms. Fisher and Mr. Aleman:

        On behalf of our client Bausch & Lomb Incorporated (the "Company"), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter (the "Comment Letter") received by telecopy on July 19, 2007, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") filed by the Company on July 10, 2007. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose a copy of the revised preliminary proxy statement (the "Proxy Statement"), which is being filed with the Commission today. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

1.
We note your disclosure relating to a competing proposal by Advanced Medical Optics that the board has determined is reasonably likely to result in a superior proposal and is apparently still considering. Please tell us whether you intend to mail this proxy statement before the board concludes its ongoing discussions with AMO. If so, update your disclosure to explain to shareholders how you will keep them informed of developments regarding the competing bid and what would happen in the event the board decides to accept the AMO proposal.

  The Company intends to mail the definitive Proxy Statement to the Company's shareholders at the earliest reasonably practicable date, as required under the pending merger agreement with Warburg Pincus. The mailing date of the definitive Proxy Statement could precede the date on which the Board of Directors concludes its ongoing discussions with AMO. We note the Staff's comments, and the Proxy Statement has been amended accordingly on pages 14-15 to explain to the Company's shareholders how the Company will keep them informed of developments regarding the AMO proposal and what would happen in the event the Board of Directors decides to accept the AMO proposal.

2.
Revise the disclosure in your Summary Term Sheet to prominently and clearly describe the material terms of the Advanced Medical Optics proposal, including, for example, that your board has determined that the AMO Proposal is reasonably likely to result in a "superior proposal," the significance to shareholders that AMO has been designated as an "excluded party," and that the consideration offered by AMO is $10 more per share than the current offer shareholders are being asked to approve. Also disclose that the board intends to engage in further discussions with AMO if you mail the proxy statement before you concluded discussions.

  We note the Staff's comments, and the Proxy Statement has been amended accordingly on pages 8-9.

3.
Due to its materiality to investors, relocate the discussion regarding the federal income tax consequences to shareholders that result from this cash merger so that it is more prominently disclosed in the summary term sheet—perhaps after the caption "Certain Effects of the Merger" on page 1.

  We note the Staff's comments, and the Proxy Statement has been amended accordingly on page 2.

        The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

        Please direct any questions concerning this letter to the undersigned at (212) 403-1206 or Carmen Woo at (212) 403-1138.

Very truly yours,
/s/ Patricia A. Vlahakis
Patricia A. Vlahakis
cc:
Robert B. Stiles, Esq., Bausch & Lomb Incorporated
Robert P. Davis, Esq., Cleary Gottlieb Steen & Hamilton LLP

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